UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Shake Shack Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
819047 101
(CUSIP Number)

Jeffrey Flug
c/o Shake Shack Inc.
24 Union Square East
5th Floor
New York, NY 10003
(646) 747-7200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 12, 2015
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 819047 101                Schedule 13D/A

1	Names of Reporting Persons.
Jeffrey Flug
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑
3	SEC Use Only

4	Source of Funds

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
30,000
	8	Shared Voting Power
1,587,396
	9	Sole Dispositive Power
30,000
	10	Shared Dispositive Power
1,587,396
11	Aggregate Amount Beneficially Owned by Each Reporting Person
1,617,396
12	Check if the Aggregate Amount in Row (11) Excludes Certain Securities
☐
13	Percent of Class Represented by Amount in Row (11)
4.5% beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding as of August 18, 2015
14	Type of Reporting Person
IN

Note: All share numbers on these cover pages presented on an as-converted basis.

CUSIP No. 819047 101                Schedule 13D/A

Preliminary Note
This Amendment No. 1, dated August 19, 2015 (this "Amendment No. 1"), supplements and amends the Schedule 13D filed on February 17, 2015 (as amended and supplemented to date, the "Schedule 13D") relating to shares of Class A common stock, $0.001 par value per share (the "A-Common"), of Shake Shack Inc. (the "Issuer"). Capitalized terms used in this Amendment No. 1 and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D.
Item 4.        Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following text at the end thereof.

On August 12, 2015, the Reporting Person entered into an underwriting agreement (the "August 12 Underwriting Agreement") with J.P. Morgan Securities, LLC, as representative (the "Representative") of the several underwriters (the "Underwriters"), the Issuer, SSE Holdings, LLC ("Holdings") and the other selling stockholders named on Schedule 2 to the August 12 Underwriting Agreement (together with the Reporting Person, the "Selling Stockholders"). Pursuant to the August 12 Underwriting Agreement, on August 18, 2015, the Selling Stockholders sold to the Underwriters an aggregate of 4,000,000 shares of A-Common stock at a price of $57.75 per share.

Further pursuant to the August 12 Underwriting Agreement, the Selling Stockholders have agreed with the Underwriters, subject to certain exceptions, during the period beginning on and including August 13, 2015 and continuing through and including the date that is 90 days after August 13, 2015, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of A-Common or Class B common stock, par value $0.001 per share, of the Issuer (the "B-Common" and, together with the A-Common, the "Common Stock") or any securities convertible into or exercisable or exchangeable for Common Stock, or publicly disclose the intention to make any offer, sale, pledge or disposition, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common stock or any such other securities, regardless of whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, without the prior written consent of the Representative, other than (i) any shares of Common Stock of the Issuer issued upon the exercise of options granted under the Issuer's stock plans and (ii) pursuant to the limited liability company agreement of Holdings.

The foregoing description of the August 12 Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the August 12 Underwriting Agreement, which is filed as an exhibit hereto and which is incorporated herein by reference.

Except as set forth in Item 4 of the Schedule 13D, the Reporting Person has no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs of (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 819047 101                Schedule 13D/A

Item 5.        Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety by inserting the following information:

(a) – (b)

As of the date hereof, the Reporting Person beneficially owns the number and percentage of shares of Common Stock issued and outstanding listed opposite its name, assuming the full redemption of LLC Interests in exchange for A-Common and a corresponding reduction in the number of B-Common.

Reporting Person	Amount beneficially owned	Percent of class (1)	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Jeffrey Flug	1,617,396	10.6%	30,000	1,587,396	30,000	1,587,396

(1)	Based on 15,213,420 shares of A-Common issued and outstanding as of August 18, 2015.

(c)	Except as set forth in Item 4, none of the Reporting Persons or Related Persons has effected any transactions in the A-Common during the past 60 days.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by the following:

Item 4 above summarizes certain provisions of the August 12 Underwriting Agreement and is incorporated herein by reference. A copy of the August 12 Underwriting Agreement is attached as an exhibit hereto, and is incorporated by reference herein.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit No.	Description
99.1	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form S-1, dated August 10, 2015, filed by the Issuer).

CUSIP No. 819047 101                Schedule 13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2015	By:	/s/ Ronald Palmese, Jr.
Ronald Palmese, Jr., Esq., Attorney-in-Fact for Jeffrey Flug

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